82-1260



British Columbia Securities Commission

QUARTE[RLY REP]ORT
BC FORM 5[1-901F (previously Fo]rm 61)



03024308

INCORPORATED AS PART OF:

X ____ Schedule A

____ Schedule B & C
(place X in appropriate category)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll

SUPPL

03 JUL -3 AM 7:21

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Thunder Sword Resources Inc.	**April 30, 2003**	**03/06/24**

ISSUER'S ADDRESS **c/o 6031 Tranquille Place**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Richmond	**BC**	**V7C 2T2**	**604-274-5600**	**604-275-8222**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Mr. Siggy Naguschewski	**Director**	**604-275-8222**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
N/A	**N/A**

CERTIFICATE

The one schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"S.Naguschewski"	**Siggy Naguschewski**	**03/06/24**
"M. Goldstein"	**Matty Goldstein**	**03/06/24**

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

dlw 7/9

THUNDER SWORD RESOURCES INC.

BRITISH COLUMBIA SECURITIES COMMISSION
1100 - 865 Hornby Street
Vancouver, B.C. V6Z 2H4

Attention: Financial Disclosure Section

Dear Sirs;

Corporation:	THUNDER SWORD RESOURCES INC.
Period End:	April 30, 2003
Record Date:	
Mailing Date:	June 24, 2003

We wish to confirm that on the captioned mailing date, the enclosed material, which is below, was sent by prepaid mail to each shareholder of record at the specified latest address shown on the books of the Corporation.

______	Notice of Meeting/Information Circular
______	Annual Report (With Annual Financial Statements)
______	Proxy
X	Letter to Shareholders
______	Letter of Transmittal
X	Interim Financial Statements
______	Return Envelope
______	Other - ____________________

Yours truly,

S. Naguschewski, President
THUNDER SWORD RESOURCES INC.

Enclosures(s)

cc: TSX
cc: Morgan & Company - Attn: Peter Witzerman
cc: DuMoulin Black - Attn: George Brazier
cc: Computershare - Attn: June Glover
cc: United States Securities & Exchange Commission

CONFIRMATION OF DISTRIBUTION

for

THUNDER SWORD RESOURCES INC.

June 24, 2003

This is to confirm the distribution of our Interim Financial Statements for the period ended April 30, 2003 in compliance with National Policy Statement #41.

"S. Naguschewski"

S. Naguschewski, President
THUNDER SWORD RESOURCES INC.

THUNDER SWORD RESOURCES INC.

FINANCIAL STATEMENTS

SIX MONTHS ENDED APRIL 30, 2003
(Unaudited – see Notice to Reader)

NOTICE TO READER

We have compiled the balance sheet of Thunder Sword Resources Inc. as at April 30, 2003 and the statements of operations and deficit, and cash flows for the period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C. "Morgan & Company"

June 12, 2003 Chartered Accountants

THUNDER SWORD RESOURCES INC.

BALANCE SHEET
(Unaudited – see Notice to Reader)

		APRIL 30 2003		OCTOBER 31 2002
ASSETS				
Current				
Cash	$	**3,149**	$	2,683
Accounts receivable		**1,177**		3,190
Inventory		**37,366**		18,789
Prepaid expenses		**1,495**		2,481
		43,187		27,143
Capital Assets		**30,994**		29,327
Interest In Mineral Properties		**82,060**		82,060
	$	**156,241**	$	138,530
LIABILITIES				
Current				
Accounts payable	$	**56,329**	$	51,057
Due to related parties		**402,299**		302,071
		458,628		353,128
SHAREHOLDERS' DEFICIENCY				
Share Capital		**3,703,249**		3,703,249
Deficit		**(4,005,636)**		(3,917,847)
		(302,387)		(214,598)
	$	**156,241**	$	138,530

Approved on Behalf of the Board:

"S. Naguschewski"
Director

"M. Goldstein"
Director

THUNDER SWORD RESOURCES INC.

STATEMENT OF OPERATIONS AND DEFICIT

(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED APRIL 30		SIX MONTHS ENDED APRIL 30	
	2003	2002	**2003**	2002
Sales	**$ 1,080**	$ 23,465	**$ 1,080**	$ 23,465
Cost Of Sales				
Inventory, beginning of period	**26,126**	42,483	**18,789**	36,965
Purchases	**11,791**	-	**18,997**	-
Freight out	**286**	2,717	**417**	8,235
	38,203	45,200	**38,203**	45,200
Inventory, end of period	**37,366**	36,677	**37,366**	36,677
	837	8,523	**837**	8,523
Gross Profit	**243**	14,942	**243**	14,942
Administrative Expenses				
Advertising and shareholder relations	**945**	90	**1,916**	3,912
Amortization	**2,691**	953	**4,891**	1,388
Automotive and travel	**3,192**	4,924	**6,484**	11,910
Consulting fees	**18,000**	17,700	**37,086**	35,440
Filing and transfer fees	**4,536**	7,318	**4,928**	7,650
Interest	**359**	87	**705**	240
Office and miscellaneous	**10,432**	12,206	**22,066**	23,800
Professional fees	**2,544**	1,489	**3,244**	1,489
Product research	-	539	**122**	951
Warehousing	**1,250**	518	**6,590**	1,354
	43,949	45,824	**88,032**	88,134
Net Loss For The Period	**(43,706)**	(30,882)	**(87,789)**	(73,192)
Deficit, Beginning Of Period	**(3,961,930)**	(3,863,709)	**(3,917,847)**	(3,821,399)
Deficit, End Of Period	**$ (4,005,636)**	$ (3,894,591)	**$ (4,005,636)**	$ (3,894,591)
Loss Per Share	**$ (0.01)**	$ (0.01)	**$ (0.01)**	$ (0.01)

THUNDER SWORD RESOURCES INC.

STATEMENT OF CASH FLOWS
(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED APRIL 30		SIX MONTHS ENDED APRIL 30	
	2003	2002	**2003**	2002
Cash Flows From Operating Activities				
Net loss for the period	**$ (43,706)**	$ (30,882)	**$ (87,789)**	$ (73,192)
Adjustments for item not affecting cash:				
Amortization	**2,691**	953	**4,891**	1,388
	(41,015)	(29,929)	**(82,898)**	(71,804)
Changes in non-cash working capital items:				
Accounts receivable	**-**	150,288	**2,013**	146,831
Inventory	**(11,240)**	5,806	**(18,577)**	288
Prepaid expenses	**-**	(3,224)	**986**	(4,561)
Accounts payable	**2,661**	(32,268)	**5,272**	(50,717)
	(49,594)	90,673	**(93,204)**	20,037
Cash Flows From Investing Activity				
Purchase of capital assets	**(6,558)**	(6,901)	**(6,558)**	(13,578)
Cash Flows From Financing Activity				
Due to related parties	**56,981**	(80,043)	**100,228**	(47,957)
Increase (Decrease) In Cash During The Period	**829**	3,729	**466**	(41,498)
Cash, Beginning Of Period	**2,320**	3,422	**2,683**	48,649
Cash, End Of Period	**$ 3,149**	$ 7,151	**$ 3,149**	$ 7,151

THUNDER SWORD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

SIX MONTHS ENDED APRIL 30, 2003

(Unaudited – see Notice to Reader)

1. BASIS OF PRESENTATION

The interim financial statements of Thunder Sword Resources Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended October 31, 2002. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's annual report for the year ended October 31, 2002.

2. RELATED PARTY TRANSACTIONS

The following summarizes the Company's related party transactions for the period:

a) Rent

During the six month period, the Company paid or accrued rent of $3,000 (2001 - $3,000) to a company with one common director.

b) Management Services

During the six month period, the Company paid or accrued consulting fees of $30,000 (2001 - $30,000) to directors for management services.

c) Due to Related Parties

The amount due to related parties is owing to two directors and a company related by a common director. The loans bear no interest and are without specific terms of repayment.


BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

________ Schedule A

X ________ Schedule B & C

(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Thunder Sword Resources Inc.	**April 30, 2003**	**03/06/23**

ISSUER'S ADDRESS **c/o 6031 Tranquille Place**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Richmond	**BC**	**V7C 2T2**	**604-274-5600**	**604-275-8222**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Mr. Siggy Naguschewski	**Director**	**604-275-8222**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
N/A	**N/A**

CERTIFICATE

The two schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"S.Naguschewski"	**Siggy Naguschewski**	**03/06/23**
"M. Goldstein"	**Matty Goldstein**	**03/06/23**

Schedule B

THUNDER SWORD RESOURCES INC.

SUPPLEMENTARY INFORMATION

April 30, 2003

1. Analysis of material expenses and deferred costs for the current fiscal year-to-date:

   See statement of loss and deficit in attached financial statements.

2. For the three month period ended:

   (a) Aggregate amount of expenditures made to parties not at arm's length to issuer:

   The Company paid or accrued rent of $1,500 to a company with a common director.
   The Company paid or accrued management fees of $15,000 to two directors.

3. For the three month period ended:

   (a) Summary of securities issued during the period:

Date Of Issue	Type Of Security	Type Of Issue	Number of Shares	Issue Price	Total Proceeds	Type Of Consideration	Commission Paid
None.	N/A	N/A	N/A	N/A	N/A	N/A	N/A

   (b) Summary of options granted during the period:

   None

4. As at the end of the period:

   (a) Authorized:

   98,895,000 common shares, without par value
   1,000,000 preference shares, without par value

   (b) Issued and outstanding:

	Number Of Shares	Amount
Ending balance, April 30, 2003	6,014,627	$ 3,703,249

THUNDER SWORD RESOURCES INC.

SUPPLEMENTARY INFORMATION

April 30, 2003

(c) Summary of warrants outstanding:

None

Summary of options outstanding:

None

(d) Total number of common shares held in escrow:	Nil
Total number of shares subject to pooling:	Nil

5. List of directors:

Siggy Naguschewski	President/Director
Sharon Goldstein	Director
James R. Tostenson	Director
Matty Goldstein	Director

The results of the test conducted by a local university where they use our product to clean up the polluted rivers and lakes are still not released. We are still being told that while the results are excellent the funding to complete this project is not in place. But that could happen very soon.

INFORMATION REGARDING MAGNESIUM CHLORIDE

Our mining interest is the Geermu Property, located just a few km from the City of Geermu in the Caerhan Salt Lake area of China. Caerhan Salt Lake is one of the largest salt lakes in the world. It contains mainly sodium chloride, potash and magnesium chloride. Potash has been used as fertilizer for a few decades. The magnesium is in the tailings and ready to be used. The grade of magnesium chloride is 46%.

Magnesium chloride has proven to be one of the most effective solutions for highway de-icing and dust control and numerous other applications. The use of magnesium chloride for winter application (de-icing) has increased in the last years. It has also proven to be economically attractive. Results from various highways departments and municipalities show a lower rate of accidents due to better traction. Researchers at the University of Colorado report that they found no cause for environmental concern. Their tests showed magnesium chloride to be much more friendly to streams as compared to salt. Independent studies by the U.S. Dept. of Agriculture also report that magnesium chloride is one of the least harmful of all common de-icers to vegetation and ground water.

INVESTOR RELATIONS ACTIVITIES

There were no investor relations' activities undertaken during the period.

We will keep you informed on future developments as they occur via news releases and/or Quarterly Shareholder Reports.

On behalf of the Board of Directors I extend our sincere appreciation for your continued commitment, confidence and support. Thank you.

"S. Naguschewski"

S. Naguschewski, President
THUNDER SWORD RESOURCES INC.